Supplement Dated November 21, 2024 to the
Prospectus Dated May 1, 2016 and
Notice Document Dated May 1, 2024 for

Symetra True Variable Annuity®

Issued By: Symetra Life Insurance Company

This supplement updates certain information in the above referenced prospectus and Notice Document for your variable annuity contract issued by Symetra Life Insurance Company.

Effective November 15, 2024, the portfolios listed below changed their names as indicated below and all references to the prior name of each portfolio in the prospectus and Notice Document will be replaced with the revised name of the portfolio.

Portfolio – Prior Name	Portfolio – Revised Name
DFA VA Global Bond Portfolio	Dimensional VA Global Bond Portfolio
DFA VA International Small Portfolio	Dimensional VA International Small Portfolio
DFA VA International Value Portfolio	Dimensional VA International Value Portfolio
DFA VA Short-Term Fixed Portfolio	Dimensional VA Short-Term Fixed Portfolio
DFA VA U.S. Large Value Portfolio	Dimensional VA U.S. Large Value Portfolio
DFA VA U.S. Targeted Value Portfolio	Dimensional VA U.S. Targeted Value Portfolio